111 Huntington Avenue, Boston, Massachusetts  02199
Phone 617-954-4340 / Fax 617-954-7723

 April 6, 2017

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Filings of Forms N-CSR, Forms N-Q, Forms N-SAR for Massachusetts Investors Growth Stock Fund (File Nos. 2-14677; 811-859), Massachusetts Investors Trust (File Nos. 2-11401; 811-203), MFS California Municipal Fund (File Nos. 333-84993; 811-9537), MFS Charter Income Trust (File Nos. 33-29012; 811-5822), MFS Government Markets Income Trust (File Nos. 33-12945; 811-5078), MFS High Income Municipal Trust (File Nos. 333-81129; 811-5754), MFS High Yield Municipal Trust (File Nos. 33-77261; 811-4922), MFS Institutional Trust (File Nos. 33-37615; 811-6174), MFS Intermediate High Income Fund (File Nos. 333-85901; 811-5567), MFS Intermediate Income Trust (File Nos. 33-19364; 811-5440), MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-5785), MFS Multimarket Income Trust (File Nos. 33-11246; 811-4975), MFS Municipal Income Trust (File Nos. 33-8850; 811-4841), MFS Municipal Series Trust (File Nos. 2-92915; 811-4096), MFS Series Trust I (File Nos. 33-7638; 811-04777), MFS Series Trust II (File Nos. 33-7637; 811-4775), MFS Series Trust III (File Nos. 2-60491; 811-2794), MFS Series Trust IV (File Nos. 2-54607; 811-2594), MFS Series Trust V (File Nos. 2-38613; 811-2031), MFS Series Trust VI (File Nos. 33-34502; 811-6102), MFS Series Trust VII (File Nos. 2-68918; 811-3090), MFS Series Trust VIII (File Nos. 33-37972; 811-5262), MFS Series Trust IX (File Nos. 2-50409, 811-2464), MFS Series Trust X (File Nos. 33-1657; 811-4492), MFS Series Trust XI (File Nos. 33-68310; 811-7992), MFS Series Trust XII (File Nos. 333-126328; 811-21780); MFS Series Trust XIII (File Nos. 2-74959; 811-3327), MFS Series Trust XIV (File No. 811-22033), MFS Series Trust XV (File Nos. 2-96738; 811-4253),  MFS Series Trust XVI (File Nos. 2-36431; 811-2032), and MFS Special Value Trust (File Nos. 33-31346; 811-5912) (collectively, the "Registrants" or "Trusts" and each, a "Registrant" or "Trust")

Ladies and Gentlemen:

This letter sets forth our responses to your comments provided during a conference call on March 9, 2017 with respect to your review of the above-referenced filings filed by the Registrants.

Securities and Exchange Commission
April 6, 2017

Comments

1. Comment:
We note that (i) for fiscal year ended August 31, 2016, the portfolio composition for MFS Blended Research Emerging Markets Equity Fund ("BRK"), a series of MFS Series Trust IV, includes a 25.6% equity investment in the financial services sector; (ii) for fiscal year ended May 31, 2016, the portfolio composition of MFS Blended Research Value Equity Fund ("BRU"), a series of MFS Series Trust X, includes a 25.6% equity investment in the financial services sector; (iii) for fiscal year ended May 31, 2016, the portfolio composition for MFS Emerging Markets Equity Fund ("FEM"), a series of MFS Series Trust X, includes a 27.6% equity investment in the financial services sector; (iv) for fiscal year ended May 31, 2016, the portfolio composition for MFS International Value Fund ("FGI"), a series of MFS Series Trust X, includes a 28.3% equity investment in the consumer staples sector; and (v) for fiscal year ended February 28, 2016, the portfolio composition of MFS New Discovery Value Fund ("NDV"), a series of MFS Series Trust XIII, includes a 34.6% equity investment in the financial services sector.  We further note that for fiscal year ended April 30, 2016, the portfolio of investments for MFS Limited Maturity Fund ("MLM"), a series of MFS Series Trust IX, indicates a 25% investment in banks.

Please consider whether additional disclosure about particular sectors or industries is appropriate in the "Principal Investment Strategies" and "Principal Risks" sections of each Fund's prospectus.

Response:
It is not a principal investment strategy of BRK, BRU, FEM, FGI or NDV (collectively, the "Equity Funds") or MLM to focus investments in, or concentrate investments in, any particular industry or sector.  Industry and sector allocation is a result of the then-current investment opportunities identified by a Fund's portfolio manager pursuant to the identified principal investment strategies in each Fund's prospectus.  Accordingly, each Fund's investments in a sector or industry will vary over time depending on the portfolio manager's then-current view of the investment opportunities presented by such sector or industry.  Therefore, we do not believe it is appropriate to include disclosure regarding investing in any specific industry or sector as a principal investment strategy or principal risk of any of the Funds.  However, in the principal investment strategies section of the prospectus for each of the Equity Funds, we disclose that MFS normally allocates the Fund's investments across different industries and sectors, but MFS may invest a significant percentage of the Fund's assets in issuers in a single or small number of industries or sectors.  In addition, the principal risks section of the prospectus for each Equity Fund discloses as a principal risk that issuers in an industry or sector can react similarly to market, economic, political, regulatory, geopolitical, and other conditions, and the Fund's performance will be affected by the conditions in the industries and sectors to which the Fund is exposed.  We have not included similar disclosure in the prospectus for MLM (a fixed income fund) since we believe that the principal risks identified in MLM's prospectus, including debt market risk, interest rate risk and credit risk, describe the principal risks of the Fund and already do include references to industries.  We would also note that the portfolio composition page in MLM's annual report for the fiscal year ending April 30, 2016 does not include a sector breakdown as is shown for the Equity Funds.  Rather, MLM's annual report includes a fixed income sector breakdown (e.g., investment grade corporates, asset-backed securities, U.S. Treasury securities, etc.) and includes a credit quality breakdown.

In addition, we note that each Fund is in compliance with its fundamental 25% industry concentration policy restriction.  Each Fund has a fundamental investment restriction not to invest 25% or more of its total assets in securities of issuers whose principal business activities are in the same industry.  Because sectors consist of securities in multiple industries and are thus broader than any single industry, the Funds' fundamental investment restriction not to concentrate in a particular industry is consistent with the Equity Funds' investments in the financial services sector and consumer staples sector identified above.  With respect to MLM, we note that for the fiscal year ended April 30, 2016, the portfolio of investments lists a 0.7% investment in "Banks and Diversified Financials", a 14% investment in "Major Banks", and an 11% investment in "Other Banks & Diversified Financials".  We consider each of these categories to be a separate industry for purposes of MLM's fundamental investment restriction not to invest 25% or more of its total assets in securities of issuers whose principal business activities are in the same industry.  We disclose in each Fund's Statement of Additional Information that for purposes of this fundamental investment restriction, we use a customized set of industry groups for classifying securities based on classifications developed by third party providers.  We believe the foregoing industry categories are reasonable and consistent with the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A.  Specifically, former Guide 19 to Form N-1A stated that "[a] registrant may . . . select its own industry classifications, but such classifications should not be so broad that the primary economic characteristics of the companies in a single class are materially different".

Securities and Exchange Commission
April 6, 2017

2. Comment:
For the fiscal year ended October 31, 2016, the annual report for MFS Global Alternative Strategy Fund, a series of MFS Series Trust XV, indicates an approximate 35% investment in a credit default swap.  Please confirm that the Fund covered the full notional amount on such credit default swap.  In addition, please consider whether any additional disclosure in the "Principal Investment Strategies" and "Principal Risks" sections of the Fund's prospectus is appropriate in light of this position.

Response:
The Fund covered the full notional amount ($195,700,000) on this credit default swap for purposes of compliance with the asset coverage requirements under Section 18 of the Investment Company Act of 1940 (the "1940 Act").  Please note that on page 43 of the annual report, the information in the last paragraph of the footnotes relates to the value of assets posted as collateral to counterparties to cover commitments sold short and certain derivative contracts (rather than for purposes of Section 18 of the 1940 Act).

We believe the Fund's position at period end in the referenced credit default swap is consistent with the stated principal investment strategies and principal risks disclosed in the Fund's prospectus. The "Principal Investment Strategies" section of the Fund's prospectus discloses that MFS and UBS seek to achieve the Fund's objective by generating returns from a combination of (1) individual security selection of U.S. and foreign equity securities and debt instruments (performed by MFS as Adviser) and (2) a tactical asset allocation overlay to manage the Fund's exposure to asset classes, markets, and currencies, primarily using derivatives (performed by UBS as subadvisor).  In managing the tactical asset allocation overlay of the Fund, the prospectus states that UBS seeks to generate positive returns and manage risks by using derivatives to adjust the Fund's exposure to asset classes, markets, and currencies resulting from MFS' individual security selection based on UBS' analysis of global market and economic conditions and the risk/return potential of different asset classes, markets, and currencies.  The referenced credit default swap was a diversified investment grade credit derivative index called the Markit CDX North America Investment Grade Credit Index (the "CDX"). Specifically, the Fund, as protection seller, gained exposure to investment grade debt issued by a diverse set of companies as represented by the CDX.  This was an efficient way to use a derivative (as opposed to investments in individual debt securities) to adjust the Fund's exposure to asset classes resulting from MFS' individual security selection, and we believe this is consistent with the stated investment strategy of UBS as disclosed in the prospectus and quoted above.  In regards to the amount of derivative use by the Fund, the prospectus states that when implementing the Fund's strategy to adjust the Fund's exposure to asset classes, markets and currencies resulting from MFS' individual security selection, UBS will typically make extensive use of derivatives (which include swaps). The fact that underlying indicators of derivatives may include indices is also noted in the prospectus.  Finally, derivatives risk, debt market risk, interest rate risk, credit risk, counterparty and third party risk, and leveraging risk are all disclosed as principal risks of the Fund.

We appreciate the Staff's comment and have considered it carefully, but, based on the foregoing, we do not believe that any additional disclosure is necessary at this time.  We review the disclosure for all of our Funds on a regular basis in an effort to ensure the investments of a Fund are consistent with the stated principal investment strategies and principal risks disclosed in the Fund's prospectus.

3. Comment:
For MFS New Discovery Value Fund, a series of MFS Series Trust XIII, the prospectus supplement dated September 28, 2016 sets forth a "Total Annual Fund Operating Expense" ratio of 1.33% for Class A shares which does not correspond to the Financial Highlights table for Class A shares for the fiscal year ending February 28, 2016 which sets forth a 1.39% expense ratio after reductions for Class A shares.  Please explain.

Response:
This difference is due to the fact that, effective September 1, 2016, the Fund ceased participation in a Special Servicing Agreement pursuant to which the Fund paid a portion of the transfer agent-related expenses of each MFS Fund-of-Funds that invested in the Fund, including sub-accounting fees payable to financial intermediaries, to the extent such payments were less than the amount of benefits realized or expected to be realized by the Fund from the investment by the MFS Fund-of-Funds.  The removal of the Fund from participation in this Special Servicing Agreement is reflected in the Annual Fund Operating Expenses table set forth in the the prospectus supplement dated September 28, 2016 for the Fund (the "Supplement"). The narrative preceding the table in the Supplement states that expenses have been adjusted to reflect current fee arrangements.  The disclosure regarding the Fund's participation in the Special Servicing Agreement was also removed from the Fund's prospectus pursuant to the Supplement.

Securities and Exchange Commission
April 6, 2017

4. Comment:
We note that the MFS Emerging Markets Debt Local Currency Fund and the MFS Global Bond Fund, each a series of MFS Series Trust X, reported distributions to shareholders from tax return of capital in their annual reports as of October 31, 2016 and November 30, 2016, respectively.  Please confirm that these Funds complied with Rule 19a-1 of the 1940 Act.

Response:	Yes, the Funds complied with Rule 19a-1 of the 1940 Act.

5. Comment:
Within the Form N-SAR-B filing for MFS Series Trust IV for the period ended August 31, 2016 as filed on October 27, 2016, the Accountant's report on internal control included as an exhibit under Item 77B is missing the signature of the audit firm and did not include the city and state where the report was issued.  Please amend this Form N-SAR-B to correct this.

Response:	The Form N-SAR-B filing was amended on March 20, 2017 to include the Accountant's report on internal control with the signature of the audit firm and the city and state.

6. Comment:
The annual reports for the fiscal year ending January 31, 2016 for MFS High Yield Pooled Portfolio and MFS High Income Fund both disclose two securities of the same name (Empresas ICA S.A.B. de C.V.), with coupons of 8.9% and 8.875%, and maturity dates of 2/04/21 and 5/29/24, respectively.  One of these securities includes footnotes indicating the security is non-income producing and in default but the other security does not.  Please confirm that this is correct.

Response:
Yes, the presentation is correct.  As of January 31, 2016, the Empresas security with the maturity date of 2/04/21 had not missed any coupon payments; therefore, it was not in default and remained an income producing security.

7. Comment:
With respect to the MFS International New Discovery Fund's annual report for fiscal year ended September 30, 2016, where the fund indicates in Note 2 of the "Notes to Financial Statements" that it holds net assets categorized in each "level" of the fair value hierarchy described in Note 2, please consider categorizing the net assets in both Note 2 and the portfolio of investments using identical criteria.

Response:
We have reviewed the requirements of Regulation S-X and ASC Topic 820, Fair Value Measurements and Disclosures, ("ASC 820") and believe that our current practices with respect to the portfolio of investments and fair valuation disclosure of Note 2 comply with the requirements.  With respect to a fund's portfolio of investments, we currently use categories prescribed by Regulation S-X.  With respect to Note 2, we currently categorize the fair value hierarchy table to align with the drivers impacting valuation (for example, global equity funds categorize the table by country).  We believe that this categorization is more relevant to shareholders for purposes of discussing fair valuation.  In addition, the portfolio of investments and the fair value hierarchy table can be reconciled by broad-based security type categories.  We therefore respectfully decline to change the disclosure approach.

Securities and Exchange Commission
April 6, 2017

8. Comment:
For the fiscal year ended July 31, 2016, the portfolio composition of MFS Emerging Markets Debt Fund, a series of MFS Series Trust X, indicates a 98.7% currency exposure weighting to the United States Dollar.  Please explain.

Response:	Yes, as of the period end most of the Fund's assets were invested in U.S. dollar-denominated emerging market debt instruments.

9. Comment:
Each of the MFS closed-end funds with Preferred Shares outstanding include an additional expense ratio within their Financial Highlights that is calculated based on the combined average net assets applicable to common shares and preferred shares.  What is the reasoning for including this expense ratio if a shareholder would never pay this?

Response:
For each of these funds, the investment adviser has agreed to pay a portion of certain operating expenses such that fund operating expenses do not exceed a certain percentage of the combined average net assets applicable to common shares and preferred shares.  The additional expense ratio shown in the Financial Highlights for these funds is intended to illustrate for the shareholder the amount of operating expenses incurred by the fund in relation to this expense cap.

10. Comment:	Please confirm whether the MFS Commodity Strategy Fund's subsidiary, the MFS Commodity Strategy Portfolio (the "Subsidiary"), charges a management fee.

Response:	The Subsidiary does not charge a management fee.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ AMANDA S. MOORADIAN

Amanda S. Mooradian
Counsel & Assistant Vice President